UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 17)

AIR T, INC.

(Name of Issuer)

Common Stock, par value of $.25 per share

 (Title of Class of Securities)

009207101

 (CUSIP Number)

AO Partners I, L.P.
3033 Excelsior Blvd., Suite 560
Minneapolis, MN 55416
Telephone: (612) 353-6380

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 13, 2014

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO. 009207101

1		NAME OF REPORTING PERSON AO Partners I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 510,949
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 510,949
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 510,949
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 009207101

1		NAME OF REPORTING PERSON AO Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 510,949
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 510,949
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 510,949
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 009207101

1		NAME OF REPORTING PERSON Nicholas J. Swenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500(1)
	8	SHARED VOTING POWER 522,848
	9	SOLE DISPOSITIVE POWER 2,500(1)
	10	SHARED DISPOSITIVE POWER 522,848
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)  Represent shares underlying stock options, which options are currently exercisable.

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1		NAME OF REPORTING PERSON Groveland Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,899
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,899
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,899
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

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1		NAME OF REPORTING PERSON Groveland Hedged Credit Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,899
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,899
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,899
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 009207101

Item 1.                      Security and Issuer.

This Amended Schedule 13D relates to shares of the Common Stock, $.25 par value (the “Common Stock”), of Air T, Inc., a Delaware corporation (the “Issuer” or “Air T”). The address of the principal executive offices of the Issuer is 3524 Airport Road, Maiden, North Carolina 28650.

Item 2.	Identity and Background.

This Amended Schedule 13D is being filed jointly by the parties identified below.

The parties identified in the list below constitute the “AO Partners Group”:

●	AO Partners I, L.P., a Delaware limited partnership (“AO Partners Fund”).

●	AO Partners, LLC, a Delaware limited liability company and General Partner of AO Partners (“AO Partners”).

●	Groveland Capital LLC, a Delaware limited liability company and registered investment adviser to Groveland Hedged Credit Fund, LLC (“Groveland Capital”).

●	Groveland Hedged Credit Fund, LLC, a Delaware limited liability company (“Groveland Fund”).

●	Nicholas J. Swenson as the Managing Member of AO Partners and Groveland Capital and as a Director of the Issuer.

Each member of the AO Partners Group, is referred to herein as a “Reporting Party” and, collectively, as the “Reporting Parties.”  Each of the Reporting Parties is a party to that certain Joint Filing Agreement attached as Exhibit 1 to this Amended Schedule 13D.

(a) – (c)  This statement is filed by Mr. Swenson, with respect to the shares of Common Stock beneficially owned by him, as follows:  shares of Common Stock held in the name of AO Partners Fund in Mr. Swenson’s capacity as Managing Member of AO Partners, shares of Common Stock held in the name of the Groveland Fund in Mr. Swenson’s capacity as Managing Member of Groveland Capital and as a Director of the Issuer.

The principal business address of each of AO Partners Fund, AO Partners, Groveland Capital, the Groveland Fund and Mr. Swenson is 3033 Excelsior Blvd., Suite 560, Minneapolis, MN 55416.  Each of AO Partners Fund, AO Partners, Groveland Capital and the Groveland Fund are engaged in various interests, including investments.  The principal employment of Mr. Swenson is (1) private investor and (2) serving as the sole Managing Member of AO Partners and Groveland Capital.

(d)           None of the Reporting Parties described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Parties described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

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(f)           Mr. Swenson is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock of the AO Partners Group was acquired in open market purchases with working capital of AO Partners Fund and the Groveland Fund and the personal investment capital of Mr. Swenson.  The amount of funds expended to acquire these shares is $4,794,597.

The Issuer granted Mr. Swenson the stock options reported in this Amended Schedule 13D for his service on the Issuer’s board of directors.

Item 4.	Purpose of Transaction.

The AO Partners Group acquired shares of Common Stock because it believes that the Common Stock is undervalued.  The AO Partners Group’s intent is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock.

In connection with the AO Partners Group’s nomination of directors discussed below, on June 12, 2013, Air T and the AO Partners Group entered into an Agreement to settle the contest relating to the election of directors (the “Agreement”).  Pursuant to the Agreement, among other things, the AO Partners Group withdrew its nomination of a slate of ten directors in favor of an agreed slate of seven nominees to constitute the new board.  The agreed slate nominated by Air T included three nominees—Nicholas J. Swenson, Seth G. Barkett and Andrew L. Osborne—who were named by AO Partners (the “AO Partners Nominees”); three nominees—John G. Gioffre, Walter Clark and an individual selected by the Nominating Committee of Air T from a list of individuals provided to AO Partners (the “Committee Nominees”); and one additional nominee who is an “independent director” under the rules of the NASDAQ Stock Market and eligible to serve on the Issuer’s Audit Committee (the “Seventh Nominee”).  The Seventh Nominee was mutually agreeable to 2/3 of each of the AO Partners Nominees and the Committee Nominees.  A copy of the Agreement is attached as Exhibit 9 to Amendment No. 13 to the Schedule 13D.

All of the director nominees nominated by Air T were elected as directors by the stockholders, including Messrs. Swenson, Barkett and Osborne.

The following is a history of the events preceding the Agreement:

On March 30, 2012, Mr. Swenson requested that the board of directors of the Issuer appoint him and Mr. Seth Barkett as directors of the Issuer.  A copy of the letter is attached as Exhibit 2 to Amendment No. 3 to the Schedule 13D.

On August 30, 2012, Mr. Swenson was appointed a Director of the Issuer.

On April 4, 2013, Mr. Swenson presented the attached board reform plan to Air T’s Lead Director.  He received a response from CEO Walter Clark, through the Lead Director, on April 12, 2013.  The response from Mr. Clark is not shown.  The response by Mr. Clark on April 12th established that Mr. Swenson and Mr. Clark have divergent viewpoints about board reform.  A copy of the plan is attached as Exhibit 3 to Amendment No. 7 to the Schedule 13D.

CUSIP NO. 009207101

On April 25, 2013, Mr. Swenson presented the attached amended board reform plan to Air T’s Lead Independent Director (this letter dated April 25, 2013 slightly modified and superseded a letter dated April 24, 2013).  A copy of the plan is attached as Exhibit 4 to Amendment No. 8 to the Schedule 13D.

Mr. Swenson received a communication on April 25, 2013 from the CEO & Chairman of the Issuer, via the Lead Independent Director.  In this response to Mr. Swenson's letter of April 25th (this letter dated April 25, 2013 slightly modified and superseded a letter dated April 24, 2013), the CEO & Chairman of the Issuer said he was rejecting Mr. Swenson's proposals and did not offer a counter proposal.  Apparently, this action was taken on a unilateral basis by the CEO & Chairman and without consulting the board.

On May 6, 2013, Mr. Swenson presented the attached amended board reform plan to Air T’s Lead Independent Director.  A copy of the plan is attached as Exhibit 5 to Amendment No. 10 to the Schedule 13D.

On May 7, 2013, AO Partners Fund submitted notice to the Issuer of its intent to nominate Nicholas J. Swenson, Seth G. Barkett, William R. Foudray, Andrew L. Osborne, John M. LaFontsee, Scott A. Ronan, Nicholas P. Zaccagnini, Ryan P. Buckley, Thomas D. Gallagher, and Christopher J. Richard as nominees for election as directors, on the WHITE proxy card, at the Issuer’s 2013 Annual Stockholder Meeting.  A copy of the nomination letter, which was dated May 2, 2013 (but submitted on May 7, 2013), is attached as Exhibit 6 to Amendment No. 11 to the Schedule 13D.

On May 22, 2013, Mr. Swenson presented a revised board reform plan to Air T’s Lead Independent Director.  A copy of the revised plan is attached as Exhibit 7 to Amendment No. 12 to the Schedule 13D.  Then on May 28, 2013, AO Partners Fund submitted a supplemented notice to the Issuer of its intent to nominate two additional persons as directors, bringing the total nominees of AO Partners Fund to ten.  A copy of the supplemented notice is attached as Exhibit 8 to Amendment No. 12 to the Schedule 13D.

On June 12, 2013, the AO Partners Group entered into the Agreement.  A copy of the Agreement is attached as Exhibit 9 to Amendment No. 13 to the Schedule 13D.  As noted above, pursuant to the agreement, among other things, the AO Partners Group withdrew its nomination of a slate of ten directors in favor of an agreed slate of seven nominees to constitute the new board.  Other material terms of the Agreement include, but are not limited to, the following:

●
Air T has agreed to promptly amend and restate its Rights Agreement, dated as of March 26, 2012, as amended (the “Rights Agreement”), to (i) increase the triggering percentage of beneficial ownership of the Issuer’s common stock necessary to constitute a person, together with such person’s affiliates and associates, an “Acquiring Person” under the Rights Agreement, from 15% to 20% and (ii) add a “chewable feature” that would make certain fully-financed, “qualifying offers” for all of the Issuer’s common stock at the same price, and that meet other requirements specified in the Rights Agreement, eligible for exemption from the operation of the Rights Agreement via a stockholder referendum unless the Issuer acts within a certain time following commencement of the qualifying offer to either redeem the rights, exempt the qualifying offer or call a special meeting of stockholders to vote on whether to exempt the qualifying offer.

CUSIP NO. 009207101

●
The Issuer has agreed to submit a proposal to its stockholders at the 2013 annual meeting of stockholders (the “2013 Annual Meeting”) to approve the Rights Agreement.  The Issuer has agreed to include in its proxy statement soliciting votes in favor of approving the Rights Agreement a statement in close proximity to its statements in favor of approving the proposal a statement from the AO Partners Group stating why it intends to vote against the proposal to approve the Rights Agreement.

●
At the 2013 Annual Meeting, AO Partners Group has agreed to vote all its shares of the Issuer’s common stock it is entitled to vote (i) in favor of each of the seven nominees as described above and (ii) with respect to the advisory vote to approve executive compensation, ratification of independent auditors and any proposal made by a stockholder (but not with respect to the approval of the Rights Agreement or the advisory vote on the selection of the frequency of future advisory vote to approve executive compensation) in accordance with the Issuer’s recommendation.

●
Promptly following the 2013 Annual Meeting, the Board will establish a committee of three directors, two of whom will be AO Partners Nominees and one of whom will be a Committee Nominee, as the Capital Allocation Committee.  The Capital Allocation Committee will be charged with reviewing and recommending “for” or “against” all internal and external investments, acquisitions, securities purchases or sales, mergers and general investments in excess of $100,000 (each, an “Investment”).  All proposed Investments will be presented to the Capital Allocation Committee for its review and recommendation, and this committee may also propose Investments for consideration to the Board.  Although the Board is not obligated to undertake any Investment that receives a favorable recommendation from the Capital Allocation Committee, it may not undertake any Investment unless the proposed Investment has received the affirmative recommendation of the Capital Allocation Committee.  The Board’s election to take action contrary to a recommendation of the Capital Allocation Committee will, however, trigger the expiration of the “Standstill Provisions” described below.

●
AO Partners and its affiliates and associates have agreed to a standstill provision (the “Standstill Provision”) pursuant to which they will not submit, and will not encourage any other stockholder to submit, a notice of intention to nominate directors at the Issuer’s 2014 annual meeting of stockholders (the “2014 Annual Meeting”) or notice of any other matter to be acted upon by the stockholders at the 2014 Annual Meeting (the “Standstill Provision”); provided, however, that the Standstill Provision will lapse upon the occurrence of any of the following events: (i) the stockholders approve the Rights Agreement at the 2013 Annual Meeting, (ii) the Issuer enters into a new stockholder rights agreement  or a similar agreement, (iii) the Board fails, by May 1, 2014, to nominate the AO Partners Nominees or the Seventh Nominee for election as directors at the 2014 Annual Meeting, (iv) the Board elects to take an action contrary to the recommendation of the Capital Allocation Committee with respect to an Investment; (v) the daily volume weighted average price of the Issuer’s common stock over any 15 days during a 30-day period commencing after the date of the 2013 Annual Meeting is less than 80% of the daily volume weighted price of the Issuer’s common stock on the date of the 2013 Annual Meeting; (vi) the Issuer reports a consolidated loss for two or more consecutive fiscal quarters; (vii) Mr. Swenson is not serving as Chairman of the Board of the Issuer at any time subsequent to the 2013 Annual Meeting; (viii) the size of the Board is increased or decreased without the approval of a majority of the Board, including a majority of the AO Partners Nominees; (ix) the charter of any of the Nominating Committee, the Compensation Committee or the Audit Committee is materially amended without the approval of a majority of the Board, including a majority of the AO Partners Nominees.

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●
Unless earlier terminated, the Settlement Agreement will expire 30 days prior to the start of the period during which stockholders may submit notice of nominations for consideration at the Issuer’s 2015 annual meeting of stockholders.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement.

The Reporting Parties may make further purchases of shares of Common Stock.  The Reporting Parties may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Parties have such a purpose.  Except as noted in this Amended Schedule 13D, none of the Reporting Parties currently has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interests in Securities of the Issuer.

(a)           The following list sets forth the aggregate number and percentage (based on 2,355,028 shares of Common Stock outstanding as reported in the Issuer’s Form 10-K, for the period ended March 31, 2014) of outstanding shares of Common Stock owned beneficially by each reporting party named in Item 2:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
AO Partners Fund	510,949	21.7%
AO Partners (1)	510,949	21.7%
Groveland Capital (2)	11,899	0.5%
Groveland Fund	11,899	0.5%
Nicholas J. Swenson (3)	525,348	22.3%

(1)
AO Partners is the General Partner of AO Partners Fund and, as General Partner, has voting and dispositive power with regard to the shares of Common Stock held by AO Partners Fund.  Because Mr. Swenson is the Managing Member of AO Partners, he has the power to direct the affairs of AO Partners.  Therefore, AO Partners may be deemed to share with Mr. Swenson voting and dispositive power with regard to the shares of Common Stock held by AO Partners Fund.

(2)
Groveland Capital is the investment adviser to the Groveland Fund and, as investment adviser, has voting and dispositive power with regard to the shares of Common Stock held by the Groveland Fund.  Because Mr. Swenson is the Managing Member of Groveland Capital, he has the power to direct the affairs of Groveland Capital.  Therefore, Groveland Capital may be deemed to share with Mr. Swenson voting and dispositive power with regard to the shares of Common Stock held by the Groveland Fund.

(3)
Because Mr. Swenson is the Managing Member of AO Partners, the General Partner of AO Partners Fund, he has the power to direct the affairs of AO Partners Fund, including the voting and disposition of shares of Common Stock held in the name of AO Partners Fund.  Because Mr. Swenson is also the Managing Member of Groveland Capital, the investment adviser of the Groveland Fund, he also has the power to direct the affairs of the Groveland Fund, including the voting and disposition of shares of Common Stock held in the name of the Groveland Fund.  Therefore, Mr. Swenson is deemed to share voting and dispositive power with AO Partners Fund and the Groveland Fund with regard to those shares of Common Stock.  The Issuer granted Mr. Swenson stock options for 2,500 shares for his service on the Issuer’s board of directors.

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(b)           Mr. Swenson has shared voting and dispositive power of the Common Stock beneficially owned by AO Partners and AO Partners Fund and the Common Stock beneficially owned by Groveland Capital and the Groveland Fund by virtue of each such entity’s and person’s relationship to the other as described in Item 5(a).

(c)           The following purchases have occurred during the last 60 days by the Reporting Persons:

Name	Trade Date	Number of Shares Purchased	Price Per Share	Where and How Transaction was Effected
AO Partners	06/06/2014	19,112	$12.3758	Open Market Purchase
AO Partners	06/13/2014	8,000	$12.4956	Open Market Purchase
AO Partners	06/17/2014	6,700	$12.7300	Open Market Purchase
AO Partners	06/19/2014	3,100	$12.8000	Open Market Purchase
Groveland Fund	06/19/2014	11,899	$12.8000	Open Market Purchase

(d)         No person other than the Reporting Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Party.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With respect to AO Partners Fund, AO Partners is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

With respect to the Groveland Fund, Groveland Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Mr. Swenson is indemnified by AO Partners Fund, AO Partners, the Groveland Fund and Groveland Capital for liabilities he may incur in connection with his duties for the AO Partners Group, including with regard to AO Partners Fund and AO Partners, the previously intended solicitation of proxies for use at the 2013 Annual Meeting of Shareholders of the Issuer.  AO Partners Fund and AO Partners will also reimburse Mr. Swenson for expenses that he reasonably incurred in connection with the previously intended solicitation of proxies for use at the 2013 Annual Meeting of Shareholders of the Issuer.  Mr. Swenson is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, AO Partners Fund, AO Partners, the Groveland Fund or Groveland Capital (or any other person) as to how Mr. Swenson will, as a director or shareholder of the Issuer, act or vote on any issue or question.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement filed as Exhibit 1 to this amended Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

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Item 7.                      Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement.

2	March 30, 2012 Letter from Nick Swenson to the Chairman and Chief Executive Officer of the Issuer.*

3	April 4, 2013 Email from Nick Swenson to the Lead Director of the Issuer.*

4	April 25, 2013 Letter from Nick Swenson to the Lead Independent Director of the Issuer.*

5	May 6, 2013 Letter from Nick Swenson to the Lead Independent Director of the Issuer.*

6	Nomination Letter dated as of May 2, 2013 (submitted May 7, 2013).*

7	May 22, 2013 Letter from Nick Swenson to the Lead Independent Director of the Issuer.*

8	Supplemented Nomination Letter dated as of May 28, 2013.*

9	Settlement Agreement, dated June 12, 2013, among the Reporting Parties and the Issuer.*

* Previously filed

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           June 23, 2014

AO PARTNERS I, L.P. By: AO PARTNERS, LLC General Partner By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
AO PARTNERS, LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
GROVELAND CAPITAL LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
GROVELAND HEDGED CREDIT FUND LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
/s/ Nicholas J. Swenson Nicholas J. Swenson